Christine M. DeBiase

General Counsel and Corporate Secretary

Brighthouse Financial, Inc.

Gragg Building

11225 North Community House Road

Charlotte, North Carolina 28277

Tel (980) 949-3626        Fax (212) 251-1546

April 17, 2017

Via EDGAR and E-mail

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20549

Attention:	Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

Re:	Brighthouse Financial, Inc.
Amendment No. 1 to Form 10-12B
Filed December 6, 2016
File No. 001-37905

Dear Ms. Hayes:

This letter responds to the comments set forth in the letter, dated December 20, 2016, to Anant Bhalla, Chief Financial Officer of Brighthouse Financial, Inc. (the “Company” or “we”), from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to the registration statement on Form 10 filed with the Commission on December 6, 2016 (the “Registration Statement”).

Concurrently with this letter, the Company is electronically transmitting Amendment No. 2 to the Registration Statement (the “Amendment”), which Amendment includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934, as amended. The Amendment includes revisions made in response to the comments of the Staff as well as other changes. We have enclosed for your convenience one copy of the Amendment that has been marked to show changes made to Amendment No. 1 to the Registration Statement.

Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. As a result of the revisions to the Registration Statement, some page references have changed. The page references in the comments refer to the page numbers of the first amendment to the Information Statement and the page references in the responses refer to page numbers in the second amendment to the Information Statement. Capitalized terms used herein but not otherwise defined have the meanings assigned to them in the Amendment.

Exhibit 99.1 — Information Statement

Summary

The Distribution, page 15

1.	We note your responses to our prior comments two and four. Please revise your disclosure here and elsewhere, as appropriate, to provide information about the amount you will need to ensure that you have adequate liquidity, to achieve a 20% debt to capital ratio and to ensure that you have $3 billion in assets in excess of CTE95.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

April 17, 2017

Response: As disclosed in the Amendment, we will incur substantial indebtedness in connection with the separation, and we will use a significant portion of the proceeds of such indebtedness to make a distribution to MetLife as partial consideration for MetLife’s transfer of assets to the Company.

The amount of indebtedness we currently expect to incur is $3.5 billion, $3.0 billion of which we anticipate will be drawn from our existing term loan capacity and $0.5 billion of which we expect will be funded from additional third-party indebtedness. This amount of indebtedness will allow us to achieve the following goals at the time of the distribution: (i) adequate liquidity at the Brighthouse holding company level; (ii) a debt-to-capital ratio of approximately 25%; and (iii) $2.0 billion to $3.0 billion of assets in excess of CTE95 to support our variable annuity contracts.

Please see pages 15, 16, 37, 74, 97, 170 and 171 of the Information Statement in response to the Staff’s comment.

2.	With respect to the “borrowings in excess of the amounts needed to satisfy the Company’s goals,” is it your intention to draw down the entire $5 billion available and pay the excess to MetLife as a dividend or partial consideration for MetLife’s transfer of assets? What factors will you consider in determining whether the payment will be a dividend or consideration? If you consider this a dividend, will you still be obligated to pay MetLife consideration for the transfer of assets? Please quantify the consideration you are obligated to pay MetLife for the transfer of assets.

Response: As discussed in the response to Comment 1 above, we currently expect to incur indebtedness of $3.5 billion, $3.0 billion of which we anticipate will be drawn from our existing term loan capacity and $0.5 billion of which will be funded from additional third-party indebtedness. This amount of indebtedness will allow us to make distributions to MetLife prior to the separation in an amount of $3.3 billion to $3.8 billion and achieve the following goals at the time of the distribution: (i) adequate liquidity at the Brighthouse holding company level; (ii) a debt-to-capital ratio of approximately 25%; and (iii) $2.0 billion to $3.0 billion of assets in excess of CTE95 to support our variable annuity contracts.

The amount of cash being distributed by the Company to MetLife and the amount of property (the common equity interests in Brighthouse Intermediate Company) being transferred by MetLife to the Company are not impacted by the form of the payment. Pursuant to the contribution agreement, MetLife will contribute the common equity interests in Brighthouse Intermediate Company to Brighthouse, and in consideration for the interests received, Brighthouse will (i) issue shares of Brighthouse common stock to MetLife, (ii) assume certain liabilities of MetLife pursuant to the Master Separation Agreement and the Tax Receivables Agreement and (iii) pay, or agree to pay, any amount of cash that may be due to MetLife pursuant to the contribution agreement and the Tax Receivables Agreement (the value of Brighthouse Intermediate Company will be significantly greater than the amount of cash distributed to MetLife).

Risk Factors

We may experience difficulty in marketing and distributing products through our distribution channels, page 59

3.	We note your revised disclosure in response to our prior comment six and reissue the comment in part. Please identify the significant distributor that has elected to suspend its distribution relationship with you.

Response: The Company has agreed to identify the significant distributor in a subsequent pre-effective amendment to the Registration Statement.

The Separation and Distribution

Reasons for the Distribution, page 71

4.	We note your response to our prior comment seven. Please revise your disclosure to clarify your belief that the sale of the former Retail segment’s proprietary distribution channel to Massachusetts Mutual Life Insurance Company reduced the applicability of the vast majority of the DOL Fiduciary Rule provisions. To the extent that there are any provisions that continue to apply, please provide further explanation of their potential impact on your business.

Response: The Company has provided the requested revised disclosure in the Amendment. Please see pages 258 and 259 of the Information Statement in response to the Staff’s comment.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

April 17, 2017

Material U.S. Federal Income Tax Consequences of the Distribution, page 76

5.	We note your disclosure on pages 18 and 66 that you could have an indemnification obligation to MetLife if certain steps that are part of the separation do not qualify for their intended tax treatment. Please clarify if you are referring to steps that are not covered by the private letter ruling from the IRS; the possibility that that you are unable to obtain a private letter ruling from the IRS; or the possibility that it is determined you are not in compliance with representations, assumptions and covenants. If the restructuring transactions are not covered by the private letter ruling, please expand your discussion to explain that the private letter ruling does not apply to these restructuring transactions and discuss the expected tax treatment and potential liability. If you expect that the restructuring transactions are not taxable, provide the basis for your belief.

Response: The indemnification obligation referred to on pages 20, 72 and 87 of the Information Statement refer to restrictions placed on the Company after separation. These restrictions will be reduced to representations and warranties made by the Company in the Tax Separation Agreement and are intended to prevent the Company from engaging in activities or taking steps that, in MetLife’s view, may endanger (i) the tax-free nature of the distribution or (ii) the taxable status of two preparatory steps prior to the distribution including the reinsurance subsidiary restructuring. The latter gives rise to certain tax assets, including those that are the subject of the Tax Receivables Agreement. Breach of these representations and warranties would give rise to the indemnity obligation. MetLife’s private letter ruling is still pending with the IRS but MetLife anticipates a favorable ruling to be issued in 2017 (including with respect to (i) those preparatory steps and (ii) certain significant issues relating to the distribution).

Formation of Brighthouse and the Restructuring

Brighthouse, page 86

6.	We note your revised disclosure in response to our prior comment nine. Please quantify the MetLife liabilities you intend to assume.

Response: The MetLife liabilities to be assumed by the Company in connection with the separation will consist primarily of contractual indemnification rights and other contractual and contingent liabilities which do not constitute indebtedness for borrowed money. If these liabilities had been assumed in the year ended December 31, 2016, no additional reserves for these liabilities would have been required to be reflected in the Company’s financial statements for the year ended and as of December 31, 2016.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of Critical Accounting Estimates

Liability for Future Policy Benefits, page 98

7.	We continue to evaluate your response to prior comment 11. In your response, you indicate that that the change in GMIB assumptions represents a change in accounting estimate pursuant to ASC 250 that results in a change in your accounting measurement model for GMIBs. Please:

•	Provide us a detailed explanation of how your accounting change meets each component of the definition of a change in estimate in ASC 250-10-20.

•	To the extent you have fully supported your accounting, revise your disclosure to characterize the change as a change in estimate and remove all references to an accounting shift.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

April 17, 2017

Response: The Company has concluded that the change in measurement of GMIB liabilities in the second quarter of 2016 relating to the accelerated assumption review meets the definition of a change in accounting estimate pursuant to ASC 250-10-20 as follows:

•	The revised assumptions had the effect of adjusting the carrying amount of certain of the Company’s existing GMxB liabilities by altering the subsequent accounting for the liabilities as certain of the expected future guaranteed annuitization cash flows that were previously included in an accrual-based insurance liabilities model are now included in a fair value-based derivatives model.

•	This change was based on new information obtained in the second quarter of 2016 increasing the amount of the annuitizations the Company estimates will be settled via forced annuitizations, thus deemed to have net settlement.

•	The new information included the receipt of the results of an industry annuitization experience study that corroborated the creditability of the Company’s own recently updated annuitization data.

The Company has made revisions to characterize the change in GMIB assumptions as a change in estimate in the following sections:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of Critical Accounting Estimates - Liability for Future Policy Benefits, page 107

Summary of Critical Accounting Estimates - Derivatives - Embedded Derivatives pages 111 and 112

Business

Variable Annuity Risk Management - Reserves, page 230

Financial Statements

Notes to Combined Financial Statements

1. Business, Basis of Presentation, and Summary of Significant Accounting Policies, page F-12

8.	We have reviewed your response to prior comment 18. Since Brighthouse was not incorporated until August 1, 2016, we do not believe it is appropriate, for periods as of or ended before August 1, 2016, to label the historical financial statements and notes as Brighthouse or including Brighthouse, or to refer to the historical financial results presented in the summary and selected combined financial data and MD&A as Brighthouse or including Brighthouse. Likewise, we do not believe Brighthouse should be referenced as a combined entity in your independent auditor’s report on page F-5. Please revise accordingly.

Response: The Company has changed the labeling of the combined financial statements and notes and references to the historical financial results presented in the summary and selected combined financial data and MD&A to “MetLife’s U.S. Retail Separation Business”. The financial statements referenced in the Report of the Independent Registered Public Accounting Firm on the combined financial statements have also been similarly changed.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

April 17, 2017

Please contact me at (980) 949-3626 with any questions you may have regarding the Registration Statement. Electronic mail transmissions may be sent to me at cdebiase@brighthousefinancial.com and facsimile transmissions may be sent to my attention at (212) 251-1546.

Sincerely,

/s/ Christine M. DeBiase
Christine M. DeBiase
General Counsel and Corporate Secretary

Copies to:

Anant Bhalla

Brighthouse Financial, Inc.

Stephen Gauster

MetLife, Inc.

John Schwolsky

Willkie Farr & Gallagher LLP

Benjamin Nixon

Willkie Farr & Gallagher LLP